TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IFRS for the year ended December 31, 2012 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of February 21, 2013. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS

	Three months ended
	December 31,		Year ended December 31,

(Cdn$ in thousands)	2012	2011	2012	2011
Revenues	62,878	60,512	253,607	251,866
Gross profit	6,823	19,277	51,696	86,301
Net earnings (loss)	(6,785)	(7,694)	(15,665)	26,974
Per share (“EPS”) [1]	(0.04)	(0.04)	(0.08)	0.14
Adjusted net earnings (loss) [2]	(3,950)	9,941	1,854	17,783
Per share (“adjusted EPS”) [1,2]	(0.02)	0.05	0.01	0.09
Adjusted EBITDA [2]	2,771	19,222	30,560	56,994
Capital expenditures	71,517	16,819	181,997	51,792
			As at December 31,
			2012	2011
Cash and equivalents			134,995	277,792
Dual currency deposits within other financial assets			-	40,602
Property, plant and equipment			631,997	440,565
Net debt (cash) [2]			117,865	(86,139)
Equity			463,282	496,817

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Adjusted net earnings, adjusted EPS, adjusted EBITDA, and net debt (cash) are non-GAAP financial performance measures with no standard definition under IFRS. See pages 31-34 of this MD&A.

RECENT DEVELOPMENTS AND MARKET REVIEW

Gibraltar

Production results for 2012 were slightly below expectations, primarily due to the impact of GDP3 construction activities. In the fourth quarter, progress was made on throughput and costs, although costs continue to be impacted by the added personnel in training for the GDP3 startup. The total number of employees increased from 481 at December 31, 2011 to 612 at December 31, 2012.

The GDP3 project was managed on time and on budget throughout the year and is progressing through the commissioning phase in early 2013. The majority of the mining equipment associated with GDP3 has been commissioned.

New Prosperity project

The New Prosperity project was advanced through the Federal environmental assessment (EA) process under the Canadian Environmental Assessment Agency in 2012. The EA process commenced in November 2011 based on a revised Project Description that included the preservation of Fish Lake and related spawning habitat.

The EA will continue into 2013 and includes a panel review process which is anticipated to occur in the first half of the year. This will be followed by the Panel’s preparation of a report that will provide the basis for the Federal Government’s decision on the New Prosperity Federal environmental assessment certificate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Aley project

The Aley niobium project was a core development activity in 2012 with the objective of advancing the project to a NI 43-101 compliant reserve. Ore reserve definition drilling was completed in 2012 and metallurgical, process, and construction engineering requirements are scheduled to be concluded in the first half of 2013. Baseline environmental studies are ongoing.

Market Review

Copper prices

Figure 1: Average monthly spot copper prices (USD per pound) (Source: Bloomberg)

The spot market for copper, based on London Metals Exchange (LME), showed resilience in the fourth quarter of 2012.The highest price during the quarter was US$3.78 per pound on October 2nd and spot copper closed at US$3.59 per pound reflecting moderate volatility through the quarter.

Copper markets continued to benefit from improved global economic sentiment. LME inventories climbed through the fourth quarter of 2012, but remained well below the high levels experienced in 2010, as demand fell slightly behind supply during the period. Several previously announced new copper projects were shelved in late 2012 due to a multiplicity of issues including capital cost escalations, regulatory impediments, power and water availability, commodity fundamentals among other items, all of which heighten the probability of deficit conditions in the copper market in the coming years.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Molybdenum prices

Figure 2: Average monthly molybdenum oxide prices (USD per pound) (Source: Bloomberg)

Molybdenum provides a significant by-product credit in our net operating cash costs of production.

Foreign exchange rates

Figure 3: Average monthly USD exchange rates (CAD/USD) (Source: Bloomberg)

The results of our operations are affected by the Canadian dollar/US dollar exchange rate. Our product sales are denominated in US dollars while the majority of our operating expenses are denominated in Canadian dollars. Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on operating results; however, changes in this rate have historically been correlated with offsetting changes in copper prices which have mitigated this effect. Fluctuations in the Canadian dollar/US dollar exchange rate will also have an effect on the net operating cash costs of production as reported in US$ per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine

Operating Data (100% basis)	2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012	2011
Tons mined (millions)	66.2	17.9	16.8	15.8	15.7	57.5
Tons milled (millions)	16.3	4.2	4.3	3.9	3.9	15.2
Strip ratio	3.0	2.9	2.8	3.4	2.9	2.8
Copper concentrate
Grade (%)	0.314	0.298	0.321	0.334	0.305	0.304
Recovery (%)	85.6	84.8	82.8	88.1	87.0	87.7
Production (million pounds Cu)	87.8	21.2	22.9	23.0	20.7	80.8
Sales (million pounds Cu) [6]	89.5	23.0	21.2	27.2	18.1	81.6
Inventory (million pounds Cu) [5]	2.5	2.5	4.3	2.6	6.8	4.2
Copper cathode
Production (million pounds)	1.9	0.2	0.7	0.9	0.1	2.1
Sales (million pounds)	2.1	0.5	0.9	0.7	-	2.5
Molybdenum concentrate
Grade (%)	0.011	0.009	0.009	0.013	0.013	0.012
Recovery (%)	36.0	31.0	33.7	36.7	43.1	36.7
Production (thousand pounds Mo)	1,317	223	276	379	438	1,331
Sales (thousand pounds Mo)	1,325	215	279	361	472	1,298
Per unit data (US$ per pound) [1,4]
Operating cash costs [1,2]	$2.35	$2.61	$2.35	$2.12	$2.38	$2.04
By-product credits [3]	(0.23)	(0.17)	(0.15)	(0.23)	(0.39)	(0.29)
Net operating cash costs of production [1]	$2.12	$2.44	$2.20	$1.89	$1.99	$1.75
Total cash cost of sales [1]	$2.54	$2.78	$2.60	$2.47	$2.23	$2.25

1 Operating cash costs, net operating cash costs of production and total cash costs of sales are non-GAAP financial performance measures with no standard definition under IFRS. See pages 31-34 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining and processing costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs such as share-based compensation and depreciation have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.
5 Balance of finished goods inventory as at the end of the period.
6 Copper pounds sold reflect total copper pounds sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Full-year results

In 2012, Gibraltar mined 66.2 million tons of material, a 15% increase over tons mined in 2011, and milled 16.3 million tons during the year, a 7% increase over the tons milled in 2011. The strip ratio was slightly above the 2011 result. Concentrator hourly throughput had reached designed capacity by year end but mill availability was lower than plan during Q3 and Q4 due, in large part, to significant planned downtime associated with GDP3 tie-ins.

Copper production in 2012 was 89.8 million pounds, an increase of 8% compared to the prior year production of 82.9 million pounds. Molybdenum production during 2012 was 1.3 million pounds which was consistent with production in 2011.

Figure 4: Net operating cash costs of production1,2 per pound (2011 compared to 2012)

1 Net operating cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 31-34 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

In 2012, net operating cash costs per pound of copper produced averaged US$2.12, a 21% increase over the US$1.75 averaged during the prior-year. The increase in net operating cash cost in 2012 was primarily attributable to increased mining costs of $80.2 million in 2012 compared to $53.8 million in 2011. This variance of $26.5 million equates to US$0.24 per pound more than 2011. It is comprised of a favourable volume variance of US$0.09 per pound produced, offset by an unfavourable cost variance of US$0.33 per pound. The cost areas contributing to the unfavourable variance were:

US$ per pound
Labour	$0.11
Maintenance	0.08
Explosives	0.07
Diesel	0.07
$0.33

TASEKO MINES LIMITED
Management’s Discussion and Analysis

These costs related in part to the preparation of the mine to feed the expanded mill requirements in 2013. Labour costs for both mining and milling were impacted by increased headcount required for GDP3 startup. The workforce increased from 481 employees at the end of 2011 to 612 employees at December 31, 2012.

Total labour costs increased from $47.1 million in 2011 to $55.9 million in 2012. This increase is largely attributable to the training requirements in preparation for GDP3 startup, which will not be offset until completion of ramp up.

Higher explosive costs in 2012 relates to an increase in powder factor utilized in order to improve through-put in the mill. Higher diesel costs in 2012 relate to longer truck haul requirements during the year.

Milling costs also increased in 2012 to $54.6 million compared to $45.4 million in 2011. This unfavourable variance of $9.2 million equates to US$0.06 per pound more than the 2011 levels. It is comprised of a favourable volume variance of US$0.08 per pound due to increased tons of ore milled being more than offset by unfavourable cost variance of US$0.14 per pound. The cost areas contributing to the unfavourable variance were:

US$ per pound
Labour	$0.11
Electricity	0.02
Grinding media	0.01
$0.14

Fourth quarter results

In the fourth quarter 2012, Gibraltar mined 17.9 million tons of material, a 7% increase over tons mined in the third quarter, and milled 4.2 million tons which was comparable to the 4.3 million tons milled during the third quarter of 2012. The average copper head grade was 0.30% . Copper recovery of 84.8% was below plan but an improvement over the third quarter. Mill hourly throughput rates were achieved during the quarter but operating time was below target as a result of GDP3 tie-ins. Copper recovery at the higher nominal operating levels is improving as circuit restrictions and slurry distribution complications, that were not experienced at the lower throughput levels, are being resolved.

As a result of the lower head grade and reduced mill operating time, copper production during the fourth quarter 2012 was 21.4 million pounds compared to the 23.6 million pounds produced in the third quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Figure 5: Net operating cash costs of production1,2 per pound
(Q3 2012 compared to Q4 2012)

1 Net operating cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages31-34 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

In the fourth quarter 2012, total net operating cash costs per pound of copper produced averaged US$2.44, an 11% increase over the US$2.20 per pound averaged in the third quarter. Net operating cash costs were adversely impacted in fourth quarter 2012 by lower copper production and increased labour costs.

Gibraltar Development Plan (GDP3)

The new concentrator and molybdenum plant are undergoing wet commissioning which began in December 2012 and is currently progressing circuit by circuit. The facility is on schedule to reach startup production levels during Q1 2013 and continue ramp up to full production.

REVIEW OF PROJECTS

New Prosperity project

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel established for the federal environmental assessment of the project and, following a review period, the panel responded with a list of information requests that they consider necessary prior to proceeding to public hearings. The Company intends to submit responses to these requests that satisfy the panel’s inquiries by the end of February 2013. The next stage in the federal environmental assessment process will be public hearings. This will be followed by the panel’s preparation and submission of a report to the Federal Minister of the Environment.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Aley project

The current focus on the Aley niobium project is upgrading the resources announced in March 2012 to a NI 43-101 compliant reserve. In 2012, ore reserve drilling was completed. Work is continuing on metallurgical flow sheets, engineering and environmental studies.

FINANCIAL PERFORMANCE

Earnings

	Year ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Net (loss) earnings	(15,665)	26,974	(42,639)
Unrealized loss (gain) on derivatives	24,801	(22,944)	47,745
Gain on sale of marketable securities and dividend income	(1,418)	(6,443)	5,025
Changes in fair value of financial instruments	-	289	(289)
Non-recurring consulting expenses	-	6,322	(6,322)
Unrealized (income) loss on DCDs	(238)	18	(256)
Loss on contribution to joint venture	-	3,987	(3,987)
FX translation losses	643	5,084	(4,441)
Estimated tax effect of adjustments	(6,269)	4,496	(10,765)
Adjusted net earnings [1]	1,854	17,783	(15,929)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 31-34 of this MD&A.

During the year of 2012, a net loss of $15.7 million was realized, compared to net income of $27.0 million in 2011. The decrease in 2012 net earnings is driven by higher cost of sales and other operating expenses, including the unrealized loss on derivatives.

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These swings are a result of the derivatives comprising our hedge program at the balance sheet date, and marking-to-market this copper hedge position using the forward copper price as at the balance sheet date. The hedge position at the end of 2012 was comprised of put options hedging approximately 50% of our share of Gibraltar’s estimated 2013 copper production. The hedge position at the end of 2011 was comprised of collars hedging 90% of our share of Gibraltar’s estimated copper production for 2012.

The foreign currency translation impact and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative positions are reflected in net earnings in the period in which the position is settled.

The resultant adjusted net earnings is a non-GAAP performance measure that is believed to be more representative of ongoing operations. Contributing to the $15.9 -million decrease in adjusted net earnings year over year are the following changes:

  $36.3-million increase in cost of sales;
  $7.4-million increase in exploration and evaluation expenses;
  $0.7-million decrease in finance income;

TASEKO MINES LIMITED
Management’s Discussion and Analysis

  offset by $1.7-million increase in revenues;
  offset by $2-million decrease in G&A expenses;
  offset by $5.7-million decrease in other operating expenses;
  offset by $1.8-million decrease in finance expense;
  offset by $1.3-million decrease in foreign exchange losses; and
  $15.9-million for the associated tax effects of these items.

Each of the above-noted changes is examined in further detail in the sections below.

Revenues
		Year ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Copper concentrate	232,604	227,140	5,464
Copper cathode	5,444	6,936	(1,492)
Total copper sales	238,048	234,076	3,972
Molybdenum concentrate	12,228	14,317	(2,089)
Silver contained in copper concentrate	3,331	3,473	(142)
	253,607	251,866	1,741
(thousands of pounds, unless otherwise noted)
Copper concentrate[1]	64,462	58,913	5,549
Copper cathode	1,540	1,863	(323)
Total copper sales	66,002	60,776	5,226
Average realized copper price (US$ per pound) [2]	3.61	3.89	(0.28)
Average LME copper price (US$ per pound)	3.61	4.00	(0.39)

1 Copper pounds sold reflect net copper pounds sold to our customers. A net smelter payable deduction of approximately 3.5% is applied to derive net pounds of copper sold.
2 The average exchange rate used for 2012 was CAD/USD $0.9994 (2011: $0.9893) .

Copper revenues for 2012 remained relatively constant compared to 2011 due to a 9% increase in copper sales volumes being offset by a 7% decrease in average realized copper prices. Average realized copper price of US$3.61 per pound for 2012 was in line with the LME average for the year.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
		Year ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Direct mining and processing costs	158,519	125,536	32,983
Depreciation	18,843	12,145	6,698
Treatment and refining costs	12,628	11,632	996
Transportation costs	14,006	13,108	898
Changes in inventories of finished goods and WIP	(2,085)	3,144	(5,229)
	201,911	165,565	36,346
(thousands of pounds)
Copper production	67,347	62,165	5,182
Copper sales	66,002	60,776	5,226
(C$ per pound)
Direct mining costs per pound produced	2.35	2.02	0.33
Depreciation per pound produced	0.28	0.20	0.08
Treatment and refining costs per pound sold	0.19	0.19	-
Transportation costs per pound sold	0.21	0.22	(0.01)

For 2012, direct mining and processing costs increased by 26% over 2011. Contributing to the year-over-year increase in direct mining and processing costs was a 17% increase in tons mined. The strip ratio increased to 3.0 during 2012 from 2.8 in 2011. The increase in direct mining costs on a ‘per-unit of production’ basis was also affected by the decrease in recovery year-over-year. Additionally, direct mining and processing costs in 2012 compared to 2011 were adversely impacted by higher labour, maintenance and consumable costs.

Depreciation expenses during 2012 increased year-over-year, reflecting an increase in assets placed into service as well as an increase in production levels. Treatment and refining costs as well as transportation costs have remained constant year over year.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other expenses and income
		Year ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
General and administrative	19,084	21,100	(2,016)
Exploration and evaluation	17,807	10,411	7,396
Other operating expenses (income):
Realized loss on copper derivative instruments	5,010	9,910	(4,900)
Unrealized (gain) loss on copper derivative instruments	24,801	(22,944)	47,745
Loss on disposition of property, plant and equipment	192	542	(350)
Consulting expenses	-	6,322	(6,322)
Impairment of plant and equipment	1,383	1,835	(452)
Management fee income	(845)	(840)	(5)
	30,541	(5,175)	35,716
Loss on contribution of joint venture	-	3,987	(3,987)
Foreign exchange loss	701	6,489	(5,788)

The $2.0 -million decrease in general and administrative expenses during the year 2012 is primarily due to a $2.8 -million decrease in share-based compensation costs, partially offset by increases in other expenses.

Over 62% of the exploration and evaluation expenses during 2012 were attributable to work performed at the Aley project with the balance spent on New Prosperity. In 2011, over 80% of the exploration and evaluation expenses were incurred on Aley with the remainder spent on New Prosperity.

The increase in other operating expenses in 2012 is primarily attributable to gains and losses associated with the copper hedge program; $24.8 million in unrealized losses were recognized and $5.0 million in realized losses. This compares to $22.9 million in unrealized gains and $9.9 million in realized losses that were recognized in 2011. The amount of gain or loss on the copper hedge program is driven by changes in copper prices relative to the fixed price in our put and call option contracts.

The $24.8 million unrealized loss is a result of $8.8 million in unrealized losses due to changes in fair value of the put options for the 2013 production and $16 million on the mark-to-market of the 2012 contracts. During 2012, the Company purchased put options for 59.6 million pounds of 2013 copper production. The puts were purchased at a premium of US$0.18 per pound for the first half of 2013 and US$0.17 per pound for the second half of 2013. These costs will be realized through 2013.

For 2011, $22.9 million in unrealized gains were recognized as a result of the decline in copper prices from the time the contracts were entered into in the second quarter 2011, through to the end of the year.

The $5-million realized loss on copper derivatives reflects the net cost of the copper hedging program for 2012. During 2011, the Company purchased put options for 68.8 million pounds of 2012 copper production. The puts were partially financed by selling calls for an equivalent amount of copper, for a net cost of US$0.10 per pound. The costs were realized during 2012. With the decline in spot copper prices, beginning in the third quarter, some of these options expired in-the-money. Proceeds of approximately $1.7 million were received on these options.

For 2012, certain plant and equipment were deemed redundant upon completion of GDP3, which resulted in an impairment charge of $1.3 million. For 2011, certain plant and equipment were deemed redundant upon completion of the SAG direct feed project during 2011 which resulted in an impairment charge of $1.8 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

During 2011, the construction of the SAG direct feed system was completed. Under the terms of the agreement with Cariboo, the Company assumed 100% of the capital costs in excess of the capital budget for the SAG direct feed system in place at the time of the joint venture formation. The Company recognized a loss on contribution to the joint venture of $4.0 million during 2011 as a result of funding Cariboo’s portion of the SAG direct feed system project costs above the 2010 budgeted amount.

Finance expenses

	Year ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Interest expense	12,041	13,957	(1,916)
Accretion on PER	2,170	2,046	124
	14,211	16,003	(1,792)

Finance expenses in 2012 are net of $7.7 million of interest capitalized on the GDP3 project which caused the decrease in finance expenses compared to 2011. After adjusting for capitalized interest, finance expenses have increased due to the inclusion of a full twelve months of interest expense on the senior notes in 2012 compared to eight and a half month’s interest in 2011 excluding the period prior to the transaction.

Finance income

	Year ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Interest income	6,668	6,859	(191)
Realized income on dual currency deposits	3,768	4,275	(507)
Unrealized income (loss) on dual currency deposits	238	(18)	256
Dividend income	-	448	(448)
Gain on sale of marketable securities	1,418	5,995	(4,577)
Change in fair value of financial instruments	-	(289)	289
	12,092	17,270	(5,178)

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, gains and losses on the dual currency deposits, as well as gains on sale of marketable securities. During 2012, income from these items decreased by $5.2 million compared to 2011. This decrease is mainly due to lower realized gains on sale of marketable securities of $1.4 million in 2012 as compared to $6.0 million in 2011.

Foreign exchange losses arise as a result of the significant transactions undertaken in US dollars. All revenue transactions are denominated in US dollars. Certain capital and operating expenditures are incurred in US dollars, as well as interest payments on our senior notes in US dollars. As a result of movements in exchange rates between the transaction date and the date payment is made/received, foreign exchange gains and losses are incurred. In addition, the Company has significant monetary assets and liabilities denominated in US dollars that are translated to Canadian dollars at each balance sheet date, resulting in a foreign exchange gain or loss. These monetary assets and liabilities include cash, accounts receivable and the senior notes.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income tax

	Year ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Current expense (recovery)	1,153	6,002	(4,849)
Deferred expense (recovery)	(4,044)	17,780	(21,824)
	(2,891)	23,782	(26,673)
Effective tax rate	15.7%	46.9%
Canadian statutory rate	25.0%	26.5%
BC Mineral tax rate	9.8%	9.8%

The overall income tax expense in 2012 was in a recovery position when compared to the income tax expense position in 2011, based on lower estimates of current cash taxes and the ability to use tax pools to offset cash tax. The overall deferred income tax liability decreased from 2011 resulting in a significant deferred income tax recovery for 2012. This was driven primarily from the reversal of the temporary difference related to the copper hedge from 2011.

The effective tax rate for 2012 was lower than the statutory rate. Permanent differences related to non-deductible share-based compensation and non-taxable gains on the sale of securities had the effect of reducing the effective tax rate by 24% and included the impact of BC Mineral taxes. In addition, there were adjustments for future tax rate differences of 2% and unrecognized tax benefits of 3%.

The effective tax rate for 2011 was higher than the statutory rate primarily due to the mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes but not deductible for BC Mineral tax purposes had the effect of increasing the effective tax rate by 15%. In addition, permanent differences, including non-deductible share-based compensation, accounted for 4% of the difference. In addition, there were unrecognized tax benefits related to unrealized foreign exchange on debt, which had the effect of increasing the effective tax rate by 3%. When these differences were applied to the net income, they impacted the effective tax rate significantly. Other items, including the impact of the reduction of corporate tax rates, created minor impacts on the effective tax rate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2012	2011	Change
Cash and equivalents	134,995	277,792	(142,797)
Current assets excluding cash	93,819	159,131	(65,312)
Non-current assets	637,435	446,003	191,432
Other assets	120,198	111,806	8,392
Total assets	986,447	994,732	(8,285)
Current liabilities	75,213	61,014	14,199
Long-term debt	234,793	218,502	16,291
Other liabilities	213,159	218,399	(5,240)
Total liabilities	523,165	497,915	25,250
Equity	463,282	496,817	(33,535)
Non-cash working capital [1]	18,606	98,117	(79,511)
Net debt (cash) [1]	117,865	(86,139)	204,004
Total common shares outstanding (millions)	190.9	196.5	(5.6)

1 Non-cash working capital and net (cash) debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 31-34 of this MD&A.

Taseko’s asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Current assets including cash have decreased by $208.1 million, primarily as a result of a $191.4 -million increase in property, plant and equipment.

Total liabilities increased from $497.9 million since December 31, 2011 to $523.2 million as at December 31, 2012. Current liabilities and long-term debt have increased by $14.2 million and $16.3 respectively, offset by a $5.2 -million decrease in other liabilities. This increase reflects new financing of equipment loans, accounts payable and accrued liabilities and an increase in the provision for environmental rehabilitation (PER).

The PER valuation is impacted by the changes in discount and inflation rates as at each quarter end. The volatility in the markets during 2012 extended to the Bank of Canada benchmark bond rates which are used as the proxies for discount rates. The long-term benchmark bond, which has the greatest impact on the calculation, decreased to 2.4% as at December 31, 2012 compared to 3.1% at the end of 2011. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are sensitive to small changes in estimates of discount and inflation rates.

During 2012, the Company moved into a net debt position. Previously, the Company’s cash position more than offset its debt. The net debt position results from the cumulative spending on GDP3 expansion outpacing the cash generated from operations.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

As at February 21, 2013, there were 191,089,955 common shares outstanding. In addition, there were 12,895,500 director and employee stock options. More information on these instruments and the terms of their exercise is set out in note 21 of the Financial Statements.

Liquidity, cash flow and capital resources

At December 31, 2012, the Company had cash and equivalents of $135.0 million, as compared to $277.8 million at December 31, 2011. As at December 31, 2012, an additional $20.1 million of highly-liquid money market instruments are recorded as current other financial assets ($10.0 million) and long-term other financial assets ($10.1 million), respectively, as these instruments have maturity dates greater than three months from the date of acquisition. The strategy of retaining significant liquidity to fund operations has been maintained.

Operating cash flow for 2012 was an inflow of $52.9 million compared to an inflow of $4.7 million for the prior year. The principal use of operating cash flows is capital expenditures. With the issuance of the senior notes in 2011, a future use of operating cash flow will be the repayment of debt including interest.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper hedges are entered into on our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources to address capital needs and minimize the weighted average cost of capital.

Cash used in investing activities for 2012 was $154.7 million principally due to the purchase of plant, property and equipment for the GDP3 expansion for $182.0 million and investments in financial assets for $27.8 million, offset by the sales of financial assets of $54.4 million. Investment in financial assets included marketable securities, dual currency deposits “DCD” with terms greater than three months, and copper hedging contracts. A DCD is a financial instrument which combines a money market deposit with a currency option to provide a higher yield than that available for a standard deposit. The currency in which the Company receives payment upon maturity of the DCD is dependent on the prevailing spot foreign exchange rate at maturity. DCDs with maturity dates of three months or less are classified as cash and equivalents. Cash used in investing activities for 2011 was $117.0 million principally due to the investment in DCDs with terms greater than three months. During 2011, a total of $235.6 million was invested in marketable securities, DCDs with terms greater than three months, and copper hedging contracts. In addition, $51.8 million was invested in property, plant and equipment, offset by $169.5 million in proceeds on the sale and maturity of investments.

Cash used for financing activities for 2012 was $36.1 million compared to cash provided by financing activities of $173.5 million for 2011. Included in 2012 is the repurchase of common shares for $20.9 million and a combined $32.3 million for debt repayment and interest charges, offset by $15.5 million in debt issuance and $1.6 million in proceeds from share issuance. Included in 2011, are $192.0 million in proceeds from the senior notes offering, $8.4 million in proceeds from common shares issued, offset by debt issuance costs of $6.1 million and repayment of debt including interest.

Hedging strategy

The hedging program was implemented in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, the Company’s strategy has been to hedge at least 50% of copper production using put options that are either purchased outright or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Currently, approximately 50% of the Company’s share of Gibraltar’s estimated production for the first half of 2013 is hedged at US$3.00 per pound and for the second half of 2013 at US$2.75 per pound.

Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

Commitments and contingencies

The Company expects to incur capital expenditures during the next five years for both the Gibraltar mine and other projects. The other projects are at various stages of development, from preliminary exploration through to permitting. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past key decision hurdles.

At December 31, 2012, capital commitments associated with GDP3 totaled $29.2 million on a 100% basis. Capital commitments for all other projects were $13.3 million. The Company’s share of total commitments was $31.9 million at year end.

In April 2011, the Company completed a public offering of US$200 million in senior notes due in 2019, bearing interest at an annual rate of 7.75% . The notes are guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. The Company may redeem some or all of the notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100% plus accrued interest. Prior to April 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, plus accrued interest. In addition, until April 15, 2014, the Company may redeem up to 35% of the principal amount of notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued interest. The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock.

	Payments due
($ in thousands)	2013	2014	2015	2016	2017	thereafter	Total
Debt [1] :
Repayment of principal	18,067	15,288	11,675	8,742	5,118	198,980	257,870
Interest	18,148	17,186	16,461	15,907	15,538	19,920	103,160
PER [2]	-	-	-	-	-	95,954	95,954
Operating leases	3,313	1,801	375	304	267	934	6,994
Capital expenditures [3]	31,849	-	-	-	-	-	31,849
Other expenditures [4]	10,820	23,809	10,950	-	-	-	45,579

1 Debt is comprised of senior notes, capital leases and secured equipment loans.
2 Provision for environmental rehabilitation – Amounts presented in the table represent the expected cost of environmental rehabilitation without considering the effect of discount or inflation rates.
3 Purchase obligations for capital commitments include only those items where binding commitments have been entered into. Commitments at the end of 2012 primarily relate to the GDP3 expansion.
4 Other expenditure commitments include the purchase of goods and services, royalty obligations and exploration activities. Actual timing of payment for royalty obligations may differ. Amounts estimated based on expected future production levels.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SELECTED ANNUAL INFORMATION

	Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2012	2011	2010
Revenues	253,607	251,866	278,460
Net (loss) earnings	(15,665)	26,974	149,357
Per share – basic	(0.08)	0.14	$0.80
Per share – diluted	(0.08)	0.14	$0.74

	As at December 31,
	2012	2011	2010
Total assets	986,447	994,732	722,094
Total long-term financial liabilities	269,955	264,482	82,162

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

	Three months ended
Consolidated Statements of Comprehensive Income		December 31,
(Cdn$ in thousands, except per share amounts)	2012	2011

Revenues	62,878	60,512
Cost of sales	(56,055)	(41,235)
Gross profit	6,823	19,277

General and administrative	(5,981)	(5,377)
Exploration and evaluation	(1,837)	(2,664)
Other operating expenses	(5,423)	(25,709)
	(6,418)	(14,473)

Finance expenses	(2,730)	(4,631)
Finance income	2,009	6,731
Foreign exchange gain (loss)	(1,136)	3,177
Loss before income taxes	(8,275)	(9,196)

Income tax recovery	1,490	1,502
Net loss for the period	(6,785)	(7,694)

Other comprehensive loss:
Unrealized losses on available-for-sale financial assets, net of tax	(3,474)	(1,483)
Total other comprehensive loss for the period	(3,474)	(1,483)

Total comprehensive loss for the period	(10,259)	(9,177)

Loss per share
Basic	(0.04)	(0.04)
Diluted	(0.04)	(0.04)

Weighted-average shares outstanding (thousands)
Basic	190,676	195,771
Diluted	190,676	195,771

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended
Consolidated Statements of Cash Flows	December 31,
(Cdn$ in thousands)	2012	2011
Operating activities
Net loss for the period	(6,785)	(7,694)
Adjustments for:
Depreciation	5,551	2,369
Income tax recovery	(1,490)	(1,502)
Income tax paid	(453)	(5,175)
Share-based compensation	1,636	1,564
Unrealized loss on derivatives	2,319	21,929
Finance expenses	9,238	13,344
Finance income	(1,760)	(2,382)
Unrealized foreign exchange loss (gain)	2,035	(5,307)
Other operating activities	(1,327)	1,148
Net change in non-cash working capital	(2,474)	(19,192)
Cash provided by (used for) operating activities	6,490	(898)

Investing activities
Purchase of property, plant and equipment	(71,517)	(16,819)
Investment in financial assets	(5,136)	(22,766)
Interest received	212	440
Proceeds from financial assets	57	69,052
Other investing activities	290	(471)
Cash provided by (used for) investing activities	(76,094)	29,436

Financing activities
Repayment of debt	(3,984)	(2,900)
Interest paid	(8,272)	(8,408)
Common shares issued for cash	390	1,073
Proceeds from debt issuance	15,491	-
Cash provided by (used for) financing activities	3,625	(10,235)

Effect of exchange rate changes on cash and equivalents	220	(8,594)
Increase (decrease) in cash and equivalents	(65,759)	9,709
Cash and equivalents, beginning of period	200,754	268,083
Cash and equivalents, end of period	134,995	277,792

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings
	Three months ended
		December 31,
(Cdn$ in thousands)	2012	2011	Change
Net loss	(6,785)	(7,694)	909
Unrealized loss on derivatives	2,319	21,929	(19,610)
Gain on sale of marketable securities and dividend income	(541)	-	(541)
Changes in fair value of financial instruments	-	(240)	240
Non-recurring consulting expenses	-	2,279	(2,279)
Unrealized (income) loss on DCDs	73	(1,301)	1,374
FX translation losses	1,929	1,383	546
Estimated tax effect of adjustments	(945)	(6,415)	5,470
Adjusted net earnings (loss) [1]	(3,950)	9,941	(13,891)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 31-34 of this MD&A.

Contributing to the $13.9 -million decrease in the quarterly adjusted net earnings year-over-year are the following changes:

  $14.8-million increase in cost of sales;
  $0.6-million increase in G&A expenses;
  $1.6-million increase in other operating expenses;
  $3.6-million decrease in finance income;
  $3.8-million increase in foreign exchange losses;
  offset by a $2.4-million increase in revenues;
  offset by $0.8-million decrease in exploration and evaluation expenses;
  offset by $1.9-million decrease in finance expense; and
  $5.5-million for the associated tax effects of these items.
Revenues
	Three months ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Copper concentrate	59,013	53,998	5,015
Copper cathode	1,176	2,199	(1,023)
Total copper sales	60,189	56,197	3,992
Molybdenum concentrate	1,756	3,439	(1,683)
Silver contained in copper concentrate	933	876	57
	62,878	60,512	2,366
(thousands of pounds, unless otherwise noted)
Copper concentrate	17,089	14,767	2,321
Copper cathode	337	670	(333)
Total copper sales	17,426	15,437	1,989
Average realized copper price (US$ per pound) [1]	3.48	3.56	(0.07)
Molybdenum concentrate	161	269	(107)

1 The average exchange rate used for fourth quarter 2012 was CAD/USD $0.9914 (2011: $1.0230) .

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues for the fourth quarter 2012 increased by $2.3 million, or 4%, compared to revenues in the prior-year period as a result of higher copper sales. The Company’s average realized copper price of US$3.48 per pound for the fourth quarter 2012 was lower than the LME average of US$3.59 per pound. The difference between realized copper prices and the average market price for the fourth quarter 2012 reflects the pricing of 10.5 million pounds of copper concentrate that was settled in fourth quarter 2012 but was mostly related to third quarter provisional sales. The spot price for copper closed at US$3.59 per pound on December 30, 2012.

Molybdenum revenues totaled $1.7 million in fourth quarter 2012 which is 49% lower than the prior-year quarter due to a 40% decrease in sales volumes compared to the prior year quarter and lower average realized price in fourth quarter 2012 compared to the prior year quarter.

Cost of sales
	Three months ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Direct mining costs	41,391	32,777	8,614
Depreciation	5,394	2,200	3,194
Treatment and refining costs	3,098	2,973	125
Transportation costs	3,516	3,400	116
Changes in inventories of finished goods and WIP	2,656	(115)	2,771
	56,055	41,235	14,820
(thousands of pounds)
Copper production	16,015	16,753	(738)
Copper sales	17,426	15,437	1,989
(C$ per pound)
Direct mining costs per pound produced	2.58	1.96	0.63
Depreciation per pound produced	0.34	0.13	0.21
Treatment and refining costs per pound sold	0.18	0.19	(0.01)
Transportation costs per pound sold	0.20	0.22	(0.02)

The 36% increase in cost of sales reflects the 13% increase in copper sales volumes in fourth quarter 2012 compared to the prior-year quarter. Contributing to the year-over-year increase in direct mining and processing costs for the fourth quarter was a 17% increase in tons mined. In addition, direct mining and processing costs for the fourth quarter 2012 compared to the prior-year quarter were negatively impacted by higher labour, maintenance, external services and consumable costs. Also contributing to the increase in direct mining costs on a ‘per unit of production’ basis was lower production quarter-over-quarter as a result of lower recoveries.

Depreciation expenses during the fourth quarter have increased year-over-year, reflecting an increase in assets placed into service. Treatment and refining costs and transportation costs have slightly increased, consistent with the increase in pounds sold.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other expenses and income
	Three months ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
General and administrative	5,981	5,377	604
Exploration and evaluation	1,837	2,664	(827)
Other operating expenses (income):
Realized (gain) loss on copper derivative instruments	1,632	(599)	2,231
Unrealized (gain) loss on copper derivative instruments	2,319	21,929	(19,610)
Loss on disposition of property, plant and equipment	169	542	(373)
Consulting expenses	-	2,279	(2,279)
Impairment of plant and equipment	1,383	1,835	(452)
Management fee income	(80)	(277)	197
	5,423	25,709	(20,286)
Foreign exchange (gain) loss	1,136	(3,177)	4,313

The increase in general and administrative expenses during the fourth quarter 2012 is primarily due to share based compensation expense recorded for options that were granted during the quarter.

Exploration and evaluation expenses during fourth quarter 2012 were attributable to work performed at the Aley project and the New Prosperity project. During fourth quarter 2012, $1.2 million was spent on Aley and $0.6 million was spent on the New Prosperity project compared to $0.4 million spent on Aley and $1.2 million spent on New Prosperity project in the fourth quarter of 2011.

The decrease in other operating expenses in 2012 is primarily attributable to gains and losses associated with the copper hedge program. The Company recognized $2.3 million in unrealized losses and $1.6 million in realized losses. This compares to $22.0 million in unrealized losses and $0.6 million in realized gains that were recognized in 2011. The amount of gain or loss on the copper hedge program is driven by changes in copper prices relative to the fixed price in our put and call option contracts.

The realized loss on copper derivatives during fourth quarter 2012 reflects the net of the expense on the premiums paid, offset by the proceeds received on the settlement of the put options that were in the money during the quarter.

During 2012, the Company entered into copper derivative contracts for 59.6 million pounds of 2013 copper production. These outstanding copper derivatives are marked-to-market each period end with any changes in fair value recognized in income as unrealized gains or losses. Since the end of the third quarter 2012 through to the end of the year, there has been a decrease in copper prices resulting in an unrealized loss on copper derivatives in the amount of $2.3 million.

During fourth quarter 2012, certain plant and equipment was deemed redundant upon completion of GDP3, which resulted in an impairment charge of $1.3 million. During fourth quarter 2011, certain plant and equipment was deemed redundant upon completion of the SAG direct feed project during 2011 which resulted in an impairment charge of $1.8 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Finance expenses

	Three months ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Interest expense	2,205	4,197	(1,992)
Accretion on PER	525	434	91
	2,730	4,631	(1,901)

Finance expenses for the fourth quarter 2012 are net of $2.9 million of interest capitalized on the GDP3 project , which explains the decrease in finance expenses compared to the fourth quarter 2011. After adjusting for capitalized interest, finance expenses in the fourth quarter have increased due to new capital leases related to the GDP3 mining equipment.

Finance income

	Three months ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Interest income	945	2,199	(1,254)
Realized income on dual currency deposits	595	2,991	(2,396)
Unrealized income (loss) on dual currency deposits	(72)	1,301	(1,373)
Dividend income	-	-	-
Gain on sale of marketable securities	541	-	541
Change in fair value of financial instruments	-	240	(240)
	2,009	6,731	(4,722)

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, as well as interest income and gains on the dual currency deposits. During the fourth quarter 2012, income from these items decreased compared to the fourth quarter 2011 due to the lower levels of cash available for investment in these instruments.

Income tax
	Three months ended
	December 31,
(Cdn$ in thousands)	2012	2011	Change
Current expense (recovery)	(2,723)	(2,840)	117
Deferred expense	1,233	1,338	(105)
	(1,490)	(1,502)	12
Effective tax rate	18.3%	16.3%
Canadian statutory rate	25.0%	26.5%
BC mineral tax rate	9.8%	9.8%

The income tax recovery realized in fourth quarter 2012 primarily resulted from deductions allowed for tax associated with the copper hedging program and lower current cash taxes for the quarter.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cash flow

The Company’s primary source of liquidity is operating cash flow. In the fourth quarter of 2012, operating cash flow was an inflow $6.5 million compared to an outflow of $0.9 million for the prior-year period.

Cash used in investing activities in the fourth quarter of 2012 amounting to $76.1 million was mainly due to capital expenditures of $71.5 million and purchase of financial assets of $5.1 million, partially offset by proceeds from the sale and maturity of investments of $0.3 million and interest received of $0.2 million. During the fourth quarter of 2011, $29.4 million of cash received from investing activities included proceeds from the sale and maturity of investments of $69.1 million, interest received of $0.4 million and $0.5 million used for other investing activities, offset by capital expenditures of $16.8 million and purchase of financial assets of $22.8 million.

Cash received from financing activities was $3.6 million for the fourth quarter 2012 due to the $15.5 million proceeds from debt issuance offset by debt principal and interest payments of $12.2 million compared to cash used for financing activities of $10.2 million for the prior-year period resulting from debt principal and interest payments of $11.3 million offset by proceeds from share issuance of $1.1 million.

SUMMARY OF QUARTERLY RESULTS

	2012				2011
($ in thousands,	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
except per share amounts)
Revenues	62,878	60,999	74,377	55,353	60,512	84,204	48,349	58,801
Net earnings (loss)	(6,785)	(3,851)	3,315	(8,344)	(7,694)	30,028	(1,113)	5,753
EPS [1]	(0.04)	(0.02)	0.02	(0.04)	(0.04)	0.15	(0.01)	0.03
Adjusted net earnings (loss) [2]	(3,950)	1,491	4,009	305	9,941	(1,991)	1,863	7,971
Adjusted EPS [1]	(0.02)	0.01	0.02	0.00	0.05	(0.01)	0.01	0.04
EBITDA 2, 3	(1,009)	(1,232)	13,350	(4,337)	(4,828)	56,523	3,685	15,301
Adjusted EBITDA 2, 3	2,771	6,216	13,492	8,081	19,222	13,667	7,488	16,617

(US$ per pound, except where indicated)
Realized copper price [2]	3.48	3.64	3.52	3.87	3.56	3.73	4.25	4.28
Total cash costs of sales [2]	2.78	2.60	2.47	2.23	2.20	2.33	2.37	2.08
Copper sales (million pounds)	17.4	16.1	19.8	12.7	15.4	21.8	10.7	12.8

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total cash costs of sales are non-GAAP financial performance measure with no standard definition under IFRS. See pages 31-34 of the Company’s MD&A.
3 Certain prior-period measures have been recalculated to conform to the presentation adopted for the current period.

Financial results for the last eight quarters reflect: volatile copper prices that impact realized prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing production costs caused by inflationary pressures on key input costs. In certain areas such as labour and mining operations, operating costs are expected to remain elevated through the completion and commissioning of GDP3. Most of the required labour force to operate the GDP3 concentrator has already been hired and is currently training and job shadowing in order to facilitate an efficient ramp up. There are other cost elements in the mine and mill operations where we have identified significant opportunities for improvement and expect to see a downward trend in 2013. Continued focus remains on long-term reduction of unit costs and further efficiencies will be gained once GDP3 achieves design capacity in 2013.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; assessment of joint control in business combinations; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements and IFRS 12, Disclosure of Interests in Other Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company has completed its assessment of the impact of these amendments and concluded that there will be no material impact on its financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of the impact of these amendments and concluded that there will be no material impact on its financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. The Company has completed its assessment of the impact of these amendments and concluded that there will be no material impact on its financial statements.

Other Comprehensive Income

In June 2011, the IASB and FASB issued amendments to standards to align the presentation requirements for other comprehensive income (OCI). The IASB issued amendments to IAS 1, Presentation of Financial Statements to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss.

The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income are effective for fiscal years beginning on or after July 1, 2012. The Company has completed its assessment of the impact of these amendments and concluded that the existing presentation of items within OCI is in accordance with the amendments to IAS 1.

Production Stripping Costs

In October 2011, the IASB issued International Financial Reporting Interpretation Committee (IFRIC) 20, Stripping Costs in the Production Phase of a Surface Mine. This interpretation is effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of this interpretation on its financial statements.

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders’ equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies. To mitigate some of these inherent business risks, the Company uses commodity hedging derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in note 25(f) to the consolidated financial statements. The financial risks and the Company’s exposure to these risks, is provided in various tables in note 25 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to notes 2 and 25 of the consolidated financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Summary of Financial Instruments	Carrying amount	Associated Risks
Financial assets
Loans and receivables
Cash and equivalents	134,995	Interest rate Credit
Accounts receivable	28,966	Credit Market
Promissory note	70,662	Interest rate
Available-for-sale
Capped floating rate notes	20,090	Credit Liquidity
Shares	7,196	Market
Subscription receipts	7,100	Market
Reclamation deposits	25,728	Market
Fair value through profit and loss (FVTPL)
Copper put option contracts	1,776	Liquidity Market Credit
Financial liabilities
Accounts payable and accrued liabilities	46,111	Currency Interest rate
Senior notes	193,970	Currency
Capital leases	35,242	Interest rate
Secured equipment loans	23,649	Currency Interest rate
Royalty obligation	45,579	Interest rate

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company’s management, at the direction of our chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by this report, and have concluded that they were effective.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program.

During 2012, the Company incurred total compensation expenses of $9.2 million for its key management personnel compared to $11.3 million in 2011.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During 2012, the Company incurred general and administrative expenses of $1.9 million, and exploration and evaluation expenses of $0.5 million with HDSI. This compares to general and administrative expenses of $2.2 million, exploration and evaluation expenses of $0.8 million, and prepaid rent of $1.0 million in 2011.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. During the year 2012, the Company has earned $1.0 million of other operating income for these services rendered, compared to $0.8 million earned in 2011.

During the year, the Company invested $10 million in subscription receipts of a private company with directors in common which holds mineral property interests. The subscription receipts will be convertible into units comprised of shares, or shares and warrants.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total cash costs per pound

Total cash costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total cash costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total cash costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, unless otherwise indicated)	2012	2011	2012	2011
Cost of sales	56,055	41,235	201,911	165,565
Less non-cash items:
Depreciation	(5,394)	(2,200)	(18,843)	(12,145)
Share-based compensation	48	42	(38)	(137)
Less by-product credits:
Molybdenum	(1,756)	(3,439)	(12,229)	(14,317)
Silver	(933)	(876)	(3,331)	(3,473)
Total cash costs of sales	48,019	34,762	167,470	135,493
Total copper sold (thousand pounds)	17,426	15,438	66,002	60,776
Total cash costs per pound sold	2.76	2.25	2.54	2.23
Average exchange rate for the period (CAD/USD)	0.9914	1.0230	0.9994	0.9893
Total cash costs of sales (US$ per pound)	2.78	2.20	2.54	2.25

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, unless otherwise indicated)	2012	2011	2011	2011
Net change in inventory	(2,656)	115	2,085	(3,144)
Total cash costs of production	45,363	34,877	169,555	132,349
Less offsite costs:
Treatment and refining costs	(3,098)	(2,973)	(12,628)	(11,632)
Transportation costs	(3,516)	(3,400)	(14,006)	(13,108)
Net operating cash costs	38,749	28,504	142,921	107,609
Total copper produced (thousand pounds)	16,015	16,753	67,347	62,165
Total cash costs per pound produced	2.42	1.70	2.12	1.73
Average exchange rate for the period (CAD/USD)	0.9914	1.0230	0.9994	0.9893
Net operating cash costs of production (US$ per pound)	2.44	1.66	2.12	1.75

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2012	2011	2012	2011
Net earnings (loss)	(6,785)	(7,694)	(15,665)	26,974
Unrealized loss (gain) on derivatives	2,319	21,929	24,801	(22,944)
Gain on sale of marketable securities and dividend income	(541)	-	(1,418)	(6,443)
Changes in fair value of financial instruments	-	(240)	-	289
Non-recurring consulting expenses	-	2,279	-	6,322
Unrealized (income) loss on DCDs	73	(1,301)	(238)	18
Loss on contribution to joint venture	-	-	-	3,987
FX translation losses	1,929	1,383	643	5,084
Estimated tax effect of adjustments	(945)	(6,415)	(6,269)	4,496
Adjusted net earnings (loss)	(3,950)	9,941	1,854	17,783
Adjusted EPS	(0.02)	0.05	0.01	0.09

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, the elimination of the gain on the contribution to the joint venture, loss on the extinguishment of debt, and gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Year ended
	December 31,		December 31,
($ in thousands, except per share amounts)	2012	2011	2012	2011
Net earnings (loss)	(6,785)	(7,694)	(15,665)	26,974
Add:
Depreciation	5,551	2,369	19,501	12,827
Interest expense	2,205	4,197	12,041	13,957
Interest income	(490)	(2,198)	(6,214)	(6,859)
Income tax expense (recovery)	(1,490)	(1,502)	(2,891)	23,782
EBITDA	(1,009)	(4,828)	6,772	70,681
Adjustments:
Unrealized (gain)/loss on derivative instruments	2,319	21,929	24,801	(22,944)
Gain on sale of marketable securities	(541)	-	(1,418)	(6,443)
Changes in fair value of financial instruments	-	(240)	-	289
Foreign currency translation losses	1,929	1,383	643	5,084
Unrealized (income) loss on DCDs	73	(1,301)	(238)	18
Loss/(gain) on contribution to joint venture	-	-	-	3,987
Non-recurring consulting expense	-	2,279	-	6,322
Adjusted EBITDA	2,771	19,222	30,560	56,994